Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of 1st Source Corporation for the registration of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, without par value, a Warrant to Purchase 837,947 Share of Common Stock, without par value, and 837,947 Shares of Common Stock, without par value, and to the incorporation by reference therein of our reports dated February 20, 2009, with respect to the consolidated financial statements of 1st Source Corporation, and the effectiveness of internal control over financial reporting of 1st Source Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Chicago, Illinois
February 20, 2009